Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated May 23, 2012

EXPOSURE TO JAPANESE, GERMAN, ITALIAN AND U.S. SOVEREIGN DEBT
Focusing on sovereign debt ETNs pg. 2

APRIL VOLUME, FLOWS and AUM
Monthly trends and top performers pg. 6

Invesco PowerShares ETN Monthly Report
Data as of April 30, 2012

Exposure to
Japanese, German,
Italian and U.S.
Sovereign Debt

For U.S. Institutional Investor Use Only
Not For Use With the Public
NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE

Invesco PowerShares For U.S. Institutional Investor Use Only ETN Report Not For
Use With the Public

Exposure to Japanese, German, Italian and U.S. Sovereign Debt

We think PowerShares DB sovereign debt exchange-traded notes (ETNs) provide a cost-ef[]cient and convenient access to some of the major international sovereign bond markets including Japan, Germany, Italy and the U.S.

Characteristics:

[] Allow investors to take a long or short (U. S.  and Japan only) exposure to foreign or U. S.  interest rates on unleveraged or 3x leveraged basis through sovereign debt futures contracts
[] Monthly, not daily, leverage resets
[] Foreign exchange exposure is limited to intra-month  index returns only.

Why consider PowerShares DB Sovereign Debt ETNs?

[] Foreign notes historically have low correlation to U. S.  bond and equity markets.
[] May help manage duration within a portfolio [] Tactical exposure related to economic news [] Potential event-risk  hedge  [] Portfolio diversification

The graphs on the upcoming pages show the performance of PowerShares Sovereign
Debt ETNs relative to U.S. equities and U.S. Treasuries over the course of their existence.

Data from Bloomberg, L.P., April 30, 2012,
unless otherwise noted.

3

Long Japan


JGBT
JGBL
S&P 500 Index
U.S. Treasuries
120
100
80
60
40
20
0
Growth of $100 ($)
March 11
May 11
July 11
Sept. 11
Nov. 11
Jan. 12
March 12
Apr. 12

Country	Japan	
Name	**PowerShares DB 3x Japanese Govt Bond Futures ETN**	**PowerShares DB Japanese Govt Bond Futures ETN**
Ticker	JGBT	JGBL
Monthly Leverage Factor	+3X	+1X
Inception Dates	March 22, 2011	March 22, 2011
Correlation to S&P 500 Index[1]	-0.10	-0.10
Correlation to U.S. Agg Treasury Index[1]	0.06	0.06
Volatility Relative to U.S. Agg Treasury Index[1]	1.27	0.42
Underlying Future Contracts	JBM2 Comdty	JBM2 Comdty
$ Open Interest (blns)	$171	$171
Modified Duration	6.83	6.83

1 Since respective inception date through April 30, 2012

Short Japan


JGBD
JGBS
S&P 500 Index
U.S. Treasuries
120
100
80
60
40
20
0
Growth of $100 ($)
Nov. 11
Dec. 11
Jan. 12
Feb. 12
March 12
Apr. 12

Country	Japan	
Name	**PowerShares DB 3x Inverse Japanese Govt Bond Futures ETN**	**PowerShares DB Inverse Japanese Govt Bond Futures ETN**
Ticker	JGBD	JGBS
Monthly Leverage Factor	-3X	-1X
Inception Date	11/9/2011	11/9/2011
Correlation to S&P 500 Index[1]	0.08	0.08
Correlation to U.S. Agg Treasury Index[1]	-0.23	-0.23
Volatility Relative to U.S. Agg Treasury Index[1]	1.41	0.47
Underlying Future Contracts	JBM2 Comdty	JBM2 Comdty
$ Open Interest (blns)	$171	$171
Modified Duration	6.83	6.83

1 Since respective inception date through April 30, 2012

Invesco PowerShares
ETN Report

For U.S. Institutional Investor Use Only
Not For Use With the Public

Germany


BUNT
BUNL
S&P 500 Index
U.S. Treasuries
Growth of $100 ($)
200
175
150
125
100
75
50
25
0
March 11
May 11
July 11
Sept. 11
Nov. 11
Jan. 12
March 12
Apr. 12

Country	**Germany**	
Name	**PowerShares DB 3x German Bund Futures ETN**	**PowerShares DB German Bund Futures ETN**
Ticker	BUNT	BUNL
Monthly Leverage Factor	+3X	+1X
Inception Dates	March 22, 2011	March 22, 2011
Correlation to S&P 500 Index[1]	-0.51	-0.52
Correlation to U.S. Agg Treasury Index[1]	0.66	0.66
Volatility Relative to U.S. Agg Treasury Index[1]	4.88	1.65
Underlying Future Contracts	RXM2 Comdty	RXM2 Comdty
$ Open Interest (blns)	$179	$179
Modified Duration	7.77	7.77

1 Since respective inception date through April 30, 2012

Italy


ITLT
ITLY
S&P 500 Index
U.S. Treasuries
Growth of $100 ($)
160
140
120
100
80
60
40
20
0
March 11
May 11
July 11
Sept. 11
Nov. 11
Jan. 12
March 12
Apr. 12

Country	**Italy**	
Name	**PowerShares DB 3x Italian Treasury Bond Futures ETN**	**PowerShares DB Italian Treasury Bond Futures ETN**
Ticker	ITLT	ITLY
Monthly Leverage Factor	+3X	+1X
Inception Dates	March 22, 2011	March 22, 2011
Correlation to S&P 500 Index[1]	0.19	0.19
Correlation to U.S. Agg Treasury Index[1]	-0.20	-0.20
Volatility Relative to U.S. Agg Treasury Index[1]	9.90	3.22
Underlying Future Contracts	IKM2 Comdty	IKM2 Comdty
$ Open Interest (blns)	$7	$7
Modified Duration	7.51	7.51

1 Since respective inception date through April 30, 2012

Data from Bloomberg, L.P., April 30, 2012,
unless otherwise noted. 5

US


LBND
SBND
S&P 500® Index
U.S. Treasuries
Growth of $100 ($)
200
175
150
125
100
75
50
25
0
June 10
Sept. 10
Dec. 10
March 11
June 11
Sept. 11
Dec. 11
Apr. 12

Country	**United States**	
Name	**PowerShares DB 3x Long 25+ Year Treasury Bond ETN**	**PowerShares DB 3x Short 25+ Year Treasury Bond ETN**
Ticker	LBND	SBND
Monthly Leverage Factor	+3X	-3X
Inception Dates	June 28, 2010	June 28, 2010
Correlation to S&P 500® Index[1]	-0.56	0.61
Correlation to U.S. Agg Treasury Index[1]	0.95	-0.91
Volatility Relative to U.S. Agg Treasury Index[1]	10.72	11.92
Underlying Future Contracts	WNM2 Comdty	WNM2 Comdty
$ Open Interest (blns)	$57	$57
Modified Duration	16.36	16.36

1 Since respective inception date through April 30, 2012

Invesco PowerShares For U.S. Institutional Investor Use Only
ETN Report                         Not For Use With the Public

May 2012

Exchange-traded note (ETN) Trading Volume

10 Products with Highest Volume in April ($M)
----------------------------------------------- ----- ------ ---------
Ticker Name                                     ADTV    AUM      Daily
                                                             Turnover
==== ========================================== ===== ====== =========
VXX  iPATH S and P 500 VIX Short-Term Futures       $820  $1,785     46%
---- ------------------------------------------ ----- ------ ---------
XIV  VELOCITYSHARES INV VIX SH-TM                 $97  $449      22%
==== ========================================== ===== ====== =========
TVIX VelocityShares Daily 2x VIX Short Term       $74  $377      20%
---- ------------------------------------------ ----- ------ ---------
AMJ  JPMorgan Alerian MLP                         $51 $4,374      1%
==== ========================================== ===== ====== =========
VXZ  iPATH S and P 500 VIX Mid-Term Futures           $33  $221      15%
---- ------------------------------------------ ----- ------ ---------
USLV VelocityShares 3x Silver ETN                 $25    $64     40%
==== ========================================== ===== ====== =========
OIL  iPath Goldman Sachs Crude Oil Total Return   $16  $567       3%
---- ------------------------------------------ ----- ------ ---------
DGP  PowerShares DB Gold Double Long              $14  $494       3%
==== ========================================== ===== ====== =========
VQT  BARCLAYS ETN+ DYN VEQTORTM                   $13  $359       4%
---- ------------------------------------------ ----- ------ ---------
DJP  iPath Dow Jones-UBS Commodity Total Return   $11 $2,298      0%

  80
  70
  60
  50
(%) 40
  30
  20
  10
                                        ---------------- ---- ---------------------- --------------- --------------------
    0
                             Volatility Commodity        MLPs Inverse Volatility     Precious Metals Other
Monthly ETN $ Volume
-------------------------------------------------------- ---- ---------------------- --------------- --------------------
  80                                                                                                    50
  70                        [] ETN $ Volume (Billions)
                            -- CBOE VIX Index
  60                                                                                                    40
  50
  40                                                                                                    30
  30
ETN $ Volume (Billions) 20                                                                              20 Index VIX CBOE
  10
    0                                                                                                   10
                           3/11 4/11 5/11 6/11 7/11 8/11 9/11 10/11 11/11 12/11 1/12 2/12 3/12 4/12

ETN Volume

$19 Billion

$19 billion traded in ETNs during April, down 39% from last month.

Most Traded ETN Product Type

Volatility

In April, volatility-based ETNs made up
75% of total ETN dollar volume traded.

Data from Bloomberg, L.P., April 30, 2012,
unless otherwise noted. 7

May 2012

ETN Assets & Net Flows

Total ETN Assets

$17.25 Billion

ETN assets. In April, total assets in U.S.-listed ETNs were down 1.61%, decreasing by $283 Million to $17.25 Billion.

ETN net flows. ETN flows were down in April with a total net outflow of $203 million. The largest inflows went to master limited pamterhsip (MLP) based products and inverse volatility in April with $217 million and $8 million in inflows respectively. April ETN outflows were led by U.S. Equity and Commodity based products with $191 million and $130 million in outflows respectively.

Product-related news.
Two new ETNs were launched in April.

By Investment Objective (Ranked by April Assets)

		Assets - $Mil.			Net Flows - $Mil.	
	# ETNs	**4/30/12**	**Apr. Δ**	**YTD Δ**	**Apr. '12**	**YTD Δ**
MLPs	7	5,005	317	764	217	656
Inverse Volatility	10	559	-8	87	8	-212
Currency	12	198	2	-36	0	-29
Sovereign Debt	11	201	3	26	0	7
Inverse International/Global Equity	2	11	0	-3	0	0
Inverse MLPs	1	7	0	-3	0	-3
Real Estate	1	10	0	10	0	10
Inverse U.S. Equity	6	36	0	-15	-1	4
Inverse Precious Metals	6	57	-1	-17	-2	-6
Absolute Return	10	285	-5	-62	-2	-63
Precious Metals	12	748	-26	59	-4	5
Inverse Sovereign Debt	9	207	-33	85	-14	94
Volatility	15	2,690	-62	1,264	-14	3,001
Inverse Commodity	13	230	-23	-31	-21	-7
Inverse Absolute Return	2	40	-20	-14	-21	-10
International/Global Equity	5	501	-55	27	-28	-50
Commodity	66	5,752	-165	148	-130	88
U.S. Equity	24	714	-209	236	-191	193
Totals	**212**	**17,250**	**-283**	**2,524**	**-203**	**3,680**

By Provider (Ranked by April Assets)

		Assets - $Mil.			Net Flows - $Mil.	
	# ETNs	**4/30/12**	**Apr. Δ**	**YTD Δ**	**Apr. '12**	**YTD Δ**
iPath	73	7,109	-378	1,068	-312	2,069
JP Morgan	3	4,389	312	734	219	637
ELEMENTS	10	1,350	-41	66	-28	32
PowerShares DB	32	1,150	-39	63	-28	29
VelocityShares	22	1,001	14	340	76	714
ETRACS	42	974	50	136	65	94
Barclays	8	416	-205	166	-194	166
Credit Suisse Asset Mgmt	5	392	3	-12	-2	-16
Morgan Stanley	6	177	1	-23	-	-20
RBS	7	154	3	29	4	17
UBS	1	96	0	2	-	-
Goldman Sachs	1	31	-4	-44	-3	-47
Citigroup	1	8	0	-2	-	5
Keynotes	1	4	0	0	-	-
Totals	**212**	**17,250**	**-283**	**2,524**	**-203**	**3,680**

The net flow numbers by ETN sponsor is an approximate calculation based on outstanding shares and NAV available on Bloomberg. Δ represents change.

Invesco PowerShares
ETN Report

For U.S. Institutional Investor Use Only
Not For Use With the Public

ETN with Highest Net Inflows in April

AMJ

JPMorgan Alerian MLP

▲ $219 Million

10 Products with **Highest Net Inflows** in April ($M)

Ticker	Name	Flows	Ending AUM
AMJ	JPMorgan Alerian MLP	219	4,374
TVIX	VelocityShares Daily 2x VIX Short Term	72	377
DJCI	E-TRACS UBS AG Dow Jones-UBS Commodity Index Total Return ETN	50	72
XVZ	iPath S&P 500 DYNAMIC VIX ET	13	224
BLND	DJ-UBS Commodity Index 2-4-6 Blended Futures ETN	10	10
XIV	VelocityShares INV VIX SH-TM	9	449
USLV	VelocityShares 3x Silver ETN	8	64
JJS	iPath Dow Jones-UBS Softs Sub Total Return	6	18
BDCS	E-TRACS WELLS FARGO BDCI ETN	4	14
TCHI	RBS China Trendpilot ETN	4	4

ETN with Highest Net Outflows in April

VQT

Barclays ETN+
DYN VEQTORTM

▼ $192 Million

10 Products with **Highest Net Outflows** in April ($M)

Ticker	Name	Flows	Ending AUM
VQT	Barclays ETN+ DYN VEQTORTM	-192	359
VXZ	iPATH S&P 500 VIX Mid-Term Futures	-85	221
OIL	iPath Goldman Sachs Crude Oil Total Return	-77	567
INP	iPath MSCI India	-28	474
DJP	iPath Dow Jones-UBS Commodity Total Return	-28	2,298
FLAT	iPath US TSY FLATTENER	-21	20
RJA	ELEMENTS Linked to the Rogers International Commodity	-16	396
DTYS	iPath US TSY 10Y BEAR	-16	84
JJC	iPath Dow Jones-UBS Copper Sub Total Return	-15	204
JJA	iPath Dow Jones-UBS Agriculture Sub Total Return	-15	121

[This page intentionally left blank]

Data from Bloomberg, L.P., April 30, 2012, unless otherwise noted.

9

Invesco PowerShares For U.S. Institutional Investor Use Only
ETN Report                         Not For Use With the Public

Appendix

5-Year Credit Default Swaps For Nine Largest Countries in the World by Nominal
GDP

Putting issuer credit risk in
perspective: sovereign entity
credit risk versus ETN issuer
credit risk.

A CDS is quoted as a percentage premium
paid by an investor to protect a notional
dollar value of credit exposure. For example
if an investor wanted to protect $1 million  basis points
of exposure to Company "XYZ" and the
prevailing CDS rate on "XYZ" was 100,
it would mean the investor would pay
$10,000 per year for protection on their $1
million exposure.

[] Today [] 1 Mo [] 3 Mo [] 6 Mo [] 1 Year
500
400
300
200
100
   0

             5-Year Credit Default Swaps For All ETN Issuers
             ----------------------------------------------- --- ----------------- ----------------
             [] Today [] 1 Mo [] 3 Mo [] 6 Mo [] 1 Year
             500
             400
             300
basis points 200
             100
                0
                    Deutsche Barclays UBS Credit Morgan      RBS JPMorgan Goldman Citigroup Svenska
                      Bank                Suisse Stanely                     Sachs Handelsbanken
                                                                                        AB
------------ ---------------------------- ------------------ --- ----------------- ----------------

Most recent issuer credit ratings.

Credit ratings are assigned by Nationally Recognized Statistical Rating
Organizations based on assessment of the credit worthiness of the underlying bond issuers. The ratings range from AAA (highest) to D (lowest) and are subject to change. Not rated indicates the debtor was not rated, and should not be interpreted as indicating low quality. For more information on rating methodologies, please visit the following NRSRO websites: standardandpoors.com and select "Understanding Ratings" under Rating Resources;moodys.com and select
"Rating Methodologies" under Research and Ratings.

Credit Rating by Issuer(1)
-------------------------- ------------------ ---------------------- -------------------
Issuer                     S and P Credit Rating  Moody's Credit Rating  Fitch Credit Rating
-------------------------- ------------------ ---------------------- -------------------
Barclays                                   A                     A1                   A
-------------------------- ------------------ ---------------------- -------------------
UBS                                        A                    Aa3                   A
-------------------------- ------------------ ---------------------- -------------------
DB                                        A+                    Aa3                  A+
-------------------------- ------------------ ---------------------- -------------------
Credit Suisse                              A                     n/a                  A
-------------------------- ------------------ ---------------------- -------------------
Svenska Handelsbanken AB                 AA-                    Aa2                 AA-
-------------------------- ------------------ ---------------------- -------------------
Morgan Stanley                             A-                    A2                   A
-------------------------- ------------------ ---------------------- -------------------
RBS                                        A-                    n/a                  A
-------------------------- ------------------ ---------------------- -------------------
JPMorgan                                   A                    Aa3                 AA-
-------------------------- ------------------ ---------------------- -------------------
Goldman Sachs                              A-                    A1                   A
-------------------------- ------------------ ---------------------- -------------------
Citigroup                                  A-                    n/a                  A
-------------------------- ------------------ ---------------------- -------------------

Source: Bloomberg, L.P., as of April 30, 2012
1 The ETNs are not rated by an independent rating agency. An issuer credit rating is not a recommendation to purchase, sell, or hold a []nancial obligation issued by an obligor, as it does not comment on market price or suitability for a particular investor.

Data from Bloomberg, L.P., April 30, 2012,
unless otherwise noted. 11

PowerShares Product Strategy & Research Team
John Feyerer, CFA, *VP, Product Strategy & Research*
Jason Stoneberg, CFA, *Vice President of Research*
Graham Day, *Alternative Asset Product Strategist*
Joe Becker, *Sr. Fixed & Equity Income Product Strategist*
Taylor Ames, *Sr. Equity Product Strategist*
Brad Smith, *Research Analyst*

How to Contact:
PowerShares Product Strategy & Research Team
email research@invescopowershares.com

Invesco PowerShares
email info@invescopowershares.com *call* 800 983 0903
web invescopowershares.com *twitter* @PowerShares

Author of *ETN Notebook*
Graham Day, *Alternative Asset Product Strategist*

The Chartered Financial Analyst (CFA) designation is globally recognized and attests to a charterholder's success in a rigorous and comprehensive study program in the field of investment management and research analysis.

ETNs are not suitable for all investors and should be utilized only by sophisticated investors who understand leverage or inverse risk and the consequences of seeking monthly leveraged or inverse investment results, and who intend to actively monitor and manage their investments. Risks of investing in ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuationss, illiquidity, leveraged losses and credit risk.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations

Each security offers investors exposure to the month-over-month performance of its respective index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective index during the term of the ETNs. The leveraged ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged or inverse investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns. Investing in the ETNs is not equivalent to a direct investment in the applicable index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances of your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, uncertain principal repayment, uncertain tax treatment, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses.

The PowerShares DB 3x Italian Treasury Bond Futures, 3x German Bund Futures, 3x Japanese Govt Bond Futures, 3x Inverse Japanese Govt Bond Futures, 3x Long 25+ Year Treasury Bond and 3x Short 25+ Year Treasury Bond ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

The PowerShares DB Italian Treasury Bond Futures, German Bund Futures, Japanese Govt Bond Futures and US Treasury ETNs provide concentrated exposure to Euro-BTP, Euro-Bund, 10-year JGB and U.S. Treasury bond futures contracts respectively. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, changes in currency exchange rates and monetary and other governmental actions, each in Italy, Germany, Japan or U.S.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. or Invesco PowerShares Capital Management LLC is affiliated with Deutsche Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

For more information about PowerShares DB ETNs please contact, Graham Day, *Alternative Asset Product Strategist* at graham.day@invescopowershares.com.

PowerSharesETNs.com

P-NOTE-MR-3-E 5/12 x 7/12